                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.8)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                      ORDINARY SHARES, PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                  500507108(1)
                                 (CUSIP Number)

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        THE TRIANGULAR TOWER, 44TH FLOOR
                        3 AZRIELI CENTER, TEL AVIV 67023
                                     ISRAEL
                             ATTN: KURT KEREN, ADV.
                          TELEPHONE #: +972-3-607-5888
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                JANUARY 16, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

----------

     (1) The CUSIP Number corresponded to the Issuer's American Depository
Shares (individually, an "ADS"), which were publicly traded on the New York
Stock Exchange until June 18, 2007, and were ultimately cancelled on September
18, 2007. Each ADS represented 0.20 Ordinary Share. The ISIN for the Issuer's
Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is
IL006490127.

                               Page 1 of 17 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            7,958,797
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        7,958,797
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,958,797
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     47.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                               Page 2 of 17 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,589,011 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,589,011 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,589,011 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 7,958,797 Ordinary Shares held by DIC. Does not include (i)
1,311,993 Ordinary Shares and options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days from January 16, 2008, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a
subsidiary of IDB Development, (ii) 8 Ordinary Shares which are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers and (iii) 38,421 Ordinary Shares held for members of the public through mutual funds which are managed by a company controlled by Epsilon
Investment House Ltd., an indirect subsidiary of IDB Development (collectively, the "CIEH and Epsilon Shares"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.

                               Page 3 of 17 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,589,011 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,589,011 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,589,011 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes 7,958,797 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The
Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.

                               Page 4 of 17 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,589,011 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,589,011 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,589,011 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,958,797 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The
Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.

                               Page 5 of 17 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,589,011 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,589,011 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,589,011 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,958,797 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The
Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.

                               Page 6 of 17 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,589,011 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,589,011 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,589,011 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,958,797 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The
Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.

                               Page 7 of 17 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,589,011 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,589,011 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,589,011 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,958,797 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The
Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.

                               Page 8 of 17 pages

     This amendment No. 8 (the "Amendment") amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.001 each
("Ordinary Shares"), of Koor Industries Ltd. (the "Issuer"), initially filed by
IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi
Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat
(collectively, the "Initial Reporting Persons"), with the Securities and
Exchange Commission on June 6, 2005 (as amended from time to time, the
"Statement"). The Initial Reporting Persons together with Discount Investment
Corporation Ltd. ("DIC") are hereinafter referred to as the "Reporting Persons."

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5 and 7 of the
Statement.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c)

As of January 16, 2008:

     IDB Development owned approximately 71.4% of the outstanding shares of DIC.

     IDB Holding owned approximately 72.8% of the outstanding shares of IDB
Development.

     In addition to approximately 31.02% of the outstanding shares of IDB
Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 12.3%
of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding.. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB
Holding owned by Manor, which is controlled by Ruth Manor through Manor Holdings
B.A. Ltd., Manor owned approximately 0.05% of the outstanding shares of IDB
Holding, and Manor Holdings B.A. Ltd. itself owned directly approximately 1.29%
of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB
Holding owned by Livnat, which is controlled by Avraham Livnat through Avraham
Livnat Ltd., Avraham Livnat Ltd. itself owned directly approximately 1.35% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC, IDB Development and
IDB Holding are as set forth in Schedules A, B and C, respectively, attached to this Amendment and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any director or executive officer of DIC, IDB Development and IDB
Holding referred to above has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any director or executive officer of DIC, IDB Development and IDB
Holding referred to above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

From December 10, 2007 through January 16, 2008 DIC purchased an aggregate of
238,368 Ordinary Shares in open market transactions on the Tel Aviv Stock
Exchange for a total purchase price of NIS 64,054,745 (approximately
$16,941,774), excluding commissions, in cash, using its own funds to pay such total purchase price.

ITEM 4. PURPOSE OF TRANSACTION.

The Ordinary Shares referred to above were purchased for investment purposes.

                               Page 9 of 17 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Percentages are based on 16,641,177 Ordinary Shares outstanding as of January 16, 2008 (including 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

As of January 16, 2008:

     DIC directly owns 7,958,797 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately
47.8% of the Ordinary Shares outstanding. These Ordinary Shares do not include the remainder of up to 11,044 Ordinary Shares which DIC may be required to purchase pursuant to the Management Option described in Item 4 of amendment No.
1 of the Statement.

     IDB Development directly owns 1,630,214 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.8% of the Ordinary Shares outstanding. IDB Development may also be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 7,958,797 Ordinary Shares owned by DIC. As a result, IDB
Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of a total of 9,589,011 Ordinary Shares, constituting approximately 57.6% of the Ordinary Shares outstanding. IDB Development disclaims beneficial ownership of all the Ordinary Shares held by DIC.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the aggregate of 9,589,011 Ordinary
Shares beneficially owned by DIC and IDB Development, constituting approximately
57.6% of the Ordinary Shares outstanding. Each of these Reporting Persons disclaims beneficial ownership of all the Ordinary Shares held by DIC and IDB
Development.

     Information provided to the Reporting Persons indicates that the executive officers and directors of DIC, IDB Development and IDB Holding did not beneficially own as of January 16, 2008 any Ordinary Shares.

     (c) From December 10, 2007 through January 16, 2008 DIC purchased in open market transactions a total of 238,368 Ordinary Shares for an aggregate purchase price of NIS 64,054,745 (approximately $16,941,774), excluding commissions, as set forth in Appendix 1 attached to this Amendment and incorporated herein by reference. All these purchases were made on the Tel Aviv Stock Exchange.

     Except as stated above, the Reporting Persons have not purchased or sold any Ordinary Shares during the last 60 days preceding January 16, 2008.

     Information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC, IDB Development and IDB Holding purchased or sold any Ordinary Shares, during the last 60 days preceding January
16, 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Appendix 1               -  The purchases of Ordinary Shares made by DIC on the
                            Tel Aviv Stock Exchange from December 10, 2007
                            through January 16, 2008.

Schedules A, B and C     -  Name, citizenship, residence or business address and
                            present principal occupation of the directors and
                            executive officers of (i) DIC, (ii) IDB Development
                            and (iii) IDB Holding.

                               Page 10 of 17 pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this amendment No. 8 is true, complete and correct.

Dated: January 21, 2008

                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By: Discount Investment Corporation Ltd.

                                    (signed)
                    By: ___________________________________
                    Michel Dahan and Kurt Keren, authorized signatories of
                    Discount Investment Corporation Ltd., for itself and on
                    behalf of IDB Development Corporation Ltd., IDB Holding
                    Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor
                    and Avraham Livnat pursuant to agreements annexed as
                    Exhibits 4 through 9 to amendment No. 2 of the Statement.

                              Page 11 of 17 pages

                                                                      Appendix 1

     Purchases of Ordinary Shares made by DIC from December 10, 2007 through
January 16, 2008

DATE OF TRANSACTION      NUMBER OF ORDINARY SHARES PURCHASED    PRICE PER SHARE
-------------------      -----------------------------------    ---------------

December 10, 2007                       900                       NIS 308.30
                                        154                           308.40
                                        500                           308.50
                                        336                           308.60
                                        134                           308.70
                                      8,210                           309.00
                                      2,718                           309.10
                                        420                           309.20
                                      1,316                           309.30
                                        750                           309.40
                                      3,260                           309.50
                                        843                           309.60
                                        200                           309.70
                                     31,400                           310.00
December 11, 2007                     1,610                           303.00
                                        600                           303.20
                                      3,674                           303.50
                                        300                           303.80
                                      1,430                           304.00
December 12, 2007                        55                           299.20
                                         40                           299.30
                                        109                           299.40
                                        229                           299.50
                                         32                           299.60
                                        900                           299.70
                                        433                           300.00
                                        747                           300.50
                                        203                           300.90
                                        950                           301.00
                                        200                           301.20
                                        331                           301.40
                                        969                           301.50
                                        176                           301.70
January 14, 2008                      2,887                           259.00
                                      2,050                           259.50
                                      1,000                           259.80
                                        500                           259.90
                                     11,500                           260.00
                                      2,000                           260.20
                                      1,000                           260.30
                                      1,000                           260.40
                                        562                           260.50
                                        462                           260.60
                                      2,600                           260.70
                                         50                           260.80
                                      1,550                           260.90
                                     70,640                           261.00
January 16, 2008                         21                           241.70
                                         30                           241.80
                                        159                           241.90
                                        500                           242.50
                                        350                           243.00
                                         50                           243.10
                                         41                           244.30
                                         30                           244.40
                                      9,535                           245.00
                                        600                           245.10
                                     50,588                           246.00
                                     14,534                           246.20

                              Page 12 of 17 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                      Discount Investment Corporation Ltd.
                            (as of January 16, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                      Position                     Current Principal Occupation

Nochi Dankner                                       Chairman of the Board of     Chairman and Chief Executive Officer of IDB Holding; Chairman of
3 Azrieli Center, The Triangular Tower,             Directors                    IDB Development, DIC and Clal Industries and Investments Ltd.;
44th floor, Tel-Aviv 67023, Israel                                               Director of companies.

Zehava Dankner                                      Director                     Member of the executive committee of the Beautiful Israel Council.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                          Director                     Executive Vice President of IDB Holding; Deputy Chairman of IDB
3 Azrieli Center, The Triangular Tower,                                          Development; Co-Chief Executive Officer of Clal Industries and
45th floor, Tel-Aviv 67023, Israel                                               Investments Ltd.

Avi Fischer                                         Director                     Executive Vice President of IDB Holding; Deputy Chairman of IDB
3 Azrieli Center, The Triangular Tower,                                          Development; Co-Chief Executive Officer of Clal Industries and
45th floor, Tel-Aviv 67023, Israel                                               Investments Ltd.

Refael Bisker                                       Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                      Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shaul Ben-Zeev                                      Director                     Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                        Director                     Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Gideon Lahav                                        Director                     Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                          External Director            Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                        External Director            Chief Executive Officer and director of Dover Medical and
11 Hamaalot Street, Herzlia B 46583, Israel                                      Scientific Equipment Ltd.

Prof. Niv Ahituv                                    External Director            Professor at the Faculty of Management in the Tel Aviv University.
33 Drezner Street, Tel Aviv 69496, Israel

Isaac Manor (*)                                     Director                     Chairman of companies in the motor vehicle sector of the David
26 Hagderot Street, Savion 56526, Israel                                         Lubinski Ltd. group.

Dori Manor (*)                                      Director                     Chief Executive Officer of companies in the motor vehicle sector of
18 Hareches Street, Savion 56538, Israel                                         the David Lubinski Ltd. group.

                              Page 13 of 17 pages

Adiel Rosenfeld                                    Director                     Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                           President and Chief          President and Chief Executive Officer of DIC
3 Azrieli Center, The Triangular Tower,            Executive Officer
44th floor, Tel-Aviv 67023, Israel

Oren Lieder                                        Senior Vice President and    Senior Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower,            Chief Financial Officer
44th floor, Tel-Aviv 67023, Israel

Raanan Cohen                                       Vice President               Vice President of DIC ; Chief Executive Officer of Koor Industries Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                     Vice President               Vice President of DIC.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Michel Dahan                                       Vice President and           Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower,            Comptroller
44th floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of January 16, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                     Position                      Current Principal Occupation

Nochi Dankner                                      Chairman of the Board of      Chairman and Chief Executive Officer of IDB Holding; Chairman of
3 Azrieli Center, The Triangular Tower,            Directors                     IDB Development, DIC and Clal Industries and Investments Ltd.;
44th floor, Tel-Aviv 67023, Israel                                               Director of companies.

Zehava Dankner                                     Director                      Member of the executive committee of the Beautiful Israel Council.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                        Deputy Chairman of the        Executive Vice President of IDB Holding; Deputy Chairman of IDB
3 Azrieli Center, The Triangular Tower,            Board of Directors            Development; Co-Chief Executive Officer of Clal Industries and
45th floor, Tel-Aviv 67023, Israel                                               Investments Ltd.

Zvi Livnat                                         Deputy Chairman of the        Executive Vice President of IDB Holding; Deputy Chairman of IDB
3 Azrieli Center, The Triangular Tower,            Board of Directors            Development; Co-Chief Executive Officer of Clal Industries and
45th floor, Tel-Aviv 67023, Israel                                               Investments Ltd.

Refael Bisker                                      Director                      Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                     Director                      Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

                              Page 14 of 17 pages

Shay Livnat                                        Director                      President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower,
45th floor, Tel-Aviv 67023, Israel

Eliahu Cohen                                       Director and Chief            Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower             Executive Officer
44th floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                    Director                      Chairman of companies in the motor vehicle sector of the David
26 Hagderot Street, Savion 56526, Israel                                         Lubinski Ltd. group.

Dori Manor (*)                                     Director                      Chief Executive Officer of companies in the motor vehicle sector of
18 Hareches Street, Savion 56538, Israel                                         the David Lubinski Ltd. group.

Abraham Ben Joseph                                 Director                      Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345,
Israel

Amos Malka                                         External Director             Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Dr. Yoram Margalyot                                External Director             Senior lecturer (expert on tax laws) at the Faculty of Law in the
16 Ha'efroni Street, Raanana 43724, Israel                                       Tel Aviv University.

Irit Izakson                                       Director                      Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                        Senior Executive Vice         Senior Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower,            President                     Chief Executive Officer of IDB Investments (U.K.) Ltd.
44th floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                                  Executive Vice President      Executive Vice President and Chief Financial Officer of IDB
3 Azrieli Center, The Triangular Tower,            and Chief Financial Officer   Development; Chief Financial Officer of IDB Holding.
44th floor, Tel-Aviv 67023, Israel

Ari Raved                                          Vice President                Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                      Executive Vice President      Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Haim Tabouch                                       Vice President and            Vice President and Comptroller of IDB Development; Comptroller of
3 Azrieli Center, The Triangular Tower,            Comptroller                   IDB Holding.
44th floor, Tel-Aviv 67023, Israel

Inbal Tzion                                        Vice President and            Vice President and Corporate Secretary of IDB Development;
3 Azrieli Center, The Triangular Tower,            Corporate Secretary           Corporate Secretary of IDB Holding.
44th floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================

                              Page 15 of 17 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of January 16, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                     Position                     Current Principal Occupation

Nochi Dankner                                      Chairman of the Board of     Chairman and Chief Executive Officer of IDB Holding; Chairman of
3 Azrieli Center, The Triangular Tower,            Directors and Chief          IDB Development, DIC and Clal Industries and Investments Ltd.;
44th floor, Tel-Aviv 67023, Israel                 Executive Officer            Director of companies.

Isaac Manor (*)                                    Deputy Chairman of the       Chairman of companies in the motor vehicle sector of the David
26 Hagderot Street, Savion 56526, Israel           Board of Directors           Lubinski Ltd. group.

Arie Mientkavich                                   Vice Chairman of the Board   Chairman of Elron Electronic Industries Ltd.; Deputy Chairman of
14 Betzalel Street,                                of Directors                 Gazit-Globe Ltd.; Chairman of Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel

Zehava Dankner                                     Director                     Member of the executive committee of the Beautiful Israel Council.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                        Director                     Senior Executive Vice President of IDB Development; Chief
3 Azrieli Center, The Triangular Tower,                                         Executive Officer of IDB Investments (U.K.) Ltd.
44th floor, Tel-Aviv 67023, Israel

Refael Bisker                                      Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                     Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shaul Ben-Zeev                                     Director                     Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                       Director                     Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                     Director                     Chief Executive Officer of companies in the motor vehicle sector of
18 Hareches Street, Savion 56538, Israel                                        the David Lubinski Ltd. group.

Meir Rosenne                                       Director                     Attorney.
8 Oppenheimer Street, Tel-Aviv 69395,
Israel

Shmuel Lachman                                     External Director            Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                       External Director            Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa 34366, Israel

Zvi Livnat                                         Director and Executive       Executive Vice President of IDB Holding; Deputy Chairman of IDB
3 Azrieli Center, The Triangular Tower,            Vice President               Development; Co-Chief Executive Officer of Clal Industries and
45th floor, Tel-Aviv 67023, Israel                                              Investments Ltd.

                              Page 16 of 17 pages

Avi Fischer                                        Executive Vice President     Executive Vice President of IDB Holding; Deputy Chairman of IDB
3 Azrieli Center, The Triangular Tower,                                         Development; Co-Chief Executive Officer of Clal Industries and
45th floor, Tel-Aviv 67023, Israel                                              Investments Ltd.

Dr. Eyal Solganik                                  Chief Financial Officer      Chief Financial Officer of IDB Holding; Executive Vice President
3 Azrieli Center, The Triangular Tower,                                         and Chief Financial Officer of IDB Development.
44th floor, Tel-Aviv 67023, Israel

Haim Tabouch                                       Comptroller                  Comptroller of IDB Holding; Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower,                                         Development.
44th floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

                              Page 17 of 17 pages